UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

TERRAN ORBITAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88105P103
(CUSIP Number)

John E. Stevens c/o Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, MD 20817 (301) 897-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

March 1, 2024 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105P103

1		NAMES OF REPORTING PERSONS

Lockheed Martin Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

58,786,903[1]

	8	SHARED VOTING POWER

12,694,916

	9	SOLE DISPOSITIVE POWER

58,786,903[1]

	10	SHARED DISPOSITIVE POWER

12,694,916

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,481,819

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.3%[2]

14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)Includes (a) 1,381,951 shares of Issuer common stock (“Common Stock”) currently issuable upon exercise of warrants with an exercise price of $10.00 per share, (b) 17,253,279 shares of Common Stock currently issuable upon exercise of warrants with an exercise price of $2.898 per share and (c) 39,364,732 shares of Common Stock currently issuable upon conversion of the Issuer’s 10% Senior Secured Convertible Notes due 2027 (the “Convertible Notes”), including interest paid in kind that has been added to the principal balance of the Convertible Notes, with a conversion price of $2.898 per share.
(2)This percentage is calculated assuming 194,461,361 shares of Common Stock are outstanding as of November 7, 2023 based upon the information disclosed in Terran Orbital Corporation’s Quarterly Report on Form 10-Q dated November 14, 2023 and, in accordance with Rule 13d-3(d)(1)(i) under the Act, assuming the conversion of all warrants and Convertible Notes owned by Lockheed Martin Corporation into shares of Common Stock.

CUSIP No. 88105P103

1		NAMES OF REPORTING PERSONS

Astrolink International LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

12,694,916

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

12,694,916

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,694,916

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%[1]

14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)This percentage is calculated assuming 194,461,361 shares of Common Stock are outstanding as of November 7, 2023 based upon the information disclosed in Terran Orbital Corporation’s Quarterly Report on Form 10-Q dated November 14, 2023.

SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 9, 2022 (the “Schedule 13D”), as amended, relating to common stock, $0.0001 par value per share (the “Common Stock”), of Terran Orbital Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.

Item 3. Source and Amount of Funds and Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of the Proposed Transaction set forth and defined in Item 4 of this Schedule 13D, is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the consideration payable will be obtained through the Reporting Persons’ existing resources, including cash on hand.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 1, 2024, Lockheed Martin Corporation (“LMC”) submitted a letter (the “Proposal”) to the Issuer outlining a non-binding proposal for LMC to acquire, in a merger transaction, all of the Common Stock for $1.00 per share in cash (the “Proposed Transaction”).

The terms and signing of the Proposed Transaction remain subject to certain conditions, including completion of a due diligence review, negotiation and agreement of transaction structure and transaction documents, and approval of the Proposed Transaction by LMC and by the Issuer’s board of directors and shareholders. No assurance can be given that definitive transaction agreements with respect to the Proposal will be entered into, the terms or conditions of any such agreements, or whether the Proposed Transaction will eventually be consummated. The Reporting Persons do not intend to update additional disclosures regarding the Proposal unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

If the Proposed Transaction is consummated, the Common Stock is expected to be delisted from the New York Stock Exchange and deregistered under the Act.

LMC may at any time, or from time to time: amend, pursue, or choose not to pursue the Proposed Transaction; change the terms of the Proposed Transaction contemplated by the

Proposal, including the price, conditions, or scope of the Proposed Transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Proposed Transaction; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

The foregoing description of the Proposal is qualified by reference to the Proposal, a copy of which is filed as Exhibit 99.7 to this Schedule 13D and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5(a)—(c) of the Schedule 13D are each hereby amended and restated in their entirety as follows:
(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment and in the footnotes thereto is incorporated herein by reference. None of the Related Parties beneficially own any shares of Common Stock.
(c)     The information in Item 4 of this Amendment is incorporated herein by reference. None of the Reporting Persons or the Related Parties have engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Amendment.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating by reference the response to Item 4 of this Amendment and Exhibit 99.7 hereto.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Name
99.7	Proposal Letter, dated March 1, 2024

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2024

Lockheed Martin Corporation

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President and Controller

Astrolink International LLC

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President

Schedule I

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of LMC and Astrolink is set forth below. The business address of each individual is c/o Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817.

Lockheed Martin Corporation

Name of Executive Officer	Principal Occupation or Employment	Citizenship
Timothy S. Cahill	President, Missiles and Fire Control	United States
Stephanie C. Hill	President, Rotary and Mission Systems	United States
Maryanne R. Lavan	Senior Vice President, General Counsel and Corporate Secretary	United States
Robert M. Lightfoot, Jr.	President, Space	United States
Jesus Malave	Chief Financial Officer	United States
H. Edward Paul III	Vice President and Controller	United States
Maria A. Ricciardone	Vice President, Treasurer and Investor Relations	United States
Frank A. St. John	Chief Operating Officer	United States
James D. Taiclet	Chairman, President and Chief Executive Officer	United States
Gregory M. Ulmer	President, Aeronautics	United States

Name of Director	Principal Occupation or Employment	Citizenship
Daniel F. Akerson	Retired Chairman and CEO, General Motors Company	United States
David B. Burritt	President and CEO, United States Steel Corporation	United States
Bruce A. Carlson	Retired United States Air Force General	United States
John M. Donovan	Retired CEO, AT&T Communications, LLC	United States
Joseph F. Dunford, Jr.	Senior Managing Director and Partner of Liberty Strategic Capital	United States
James O. Ellis, Jr.	Retired President and CEO, Institute of Nuclear Power Operations	United States
Thomas J. Falk	Retired Chairman and CEO, Kimberly-Clark Corporation	United States
Ilene S. Gordon	Retired Chairman and CEO, Ingredion Incorporated	United States
Vicki A. Hollub	President and CEO, Occidental Petroleum Corporation	United States
Jeh C. Johnson	Partner at Paul, Weiss, Rifkind, Wharton & Garrison LLP	United States
Debra L. Reed-Klages	Retired Chairman, President and CEO, Sempra Energy	United States
Patricia E. Yarrington	Retired Chief Financial Officer, Chevron Corporation	United States

Astrolink International LLC

Name of Executive Officer	Principal Occupation or Employment	Citizenship
J. Chris Moran	Vice President and General Manager, Lockheed Martin Ventures, Lockheed Martin Corporation	United States
John E. Stevens	Vice President, Associate General Counsel, Lockheed Martin Corporation	United States
H. Edward Paul III	Vice President and Controller, Lockheed Martin Corporation	United States
Maria A. Ricciardone	Vice President, Treasurer and Investor Relations, Lockheed Martin Corporation	United States
Scott M. Weiner	Vice President, Corporate Development, Lockheed Martin Corporation	United States